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                                        Filed by: Key Production Company, Inc.
                                        This communication is filed pursuant to
                                        Rules 165 and 425, as promulgated under
                                        the Securities Act of 1933, as amended.

                                        Subject Company: Columbus Energy Corp.
                                        Commission File No. 001-9872
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CONTACT:  Paul Korus                              FOR RELEASE AT 6:00 A.M. (MST)
          (303) 295-3995                          Tuesday, August 29, 2000


                      KEY AGREES TO ACQUIRE COLUMBUS ENERGY


DENVER, August 29, 2000 -- Key Production Company, Inc. (NYSE: KP) and Columbus Energy Corp. (AMEX: EGY) today jointly announced that Key has agreed to acquire all of the outstanding common stock of Columbus in exchange for 1.3 million shares of Key common stock. As a result, the shareholders of Columbus would own approximately ten percent of the combined company, with Key's shareholders owning the balance.

Under the terms of the proposed merger agreement, Columbus shareholders will receive 0.355 of a share of Key common stock for each Columbus share in a tax-free reorganization. Because the merger is subject to a favorable Columbus shareholder vote, Columbus plans to hold a special shareholder's meeting in October or November following completion of the SEC's review of the proxy statement/prospectus. The boards of directors of both companies have unanimously approved the transaction.

Commenting on the deal, Key's Chairman and Chief Executive Officer, F.H. (Mick) Merelli stated, "While combining the operations of Key and Columbus under one roof should be additive to cash flow per share, we have also enhanced our ability to grow net asset value. The combined company will have a stronger balance sheet and a larger base of cash flow from which to fund drilling, acquisitions, or debt reduction."

According to information contained in Columbus Energy's latest 10-Q filed with the SEC on July 14, 2000, its long-term debt has been reduced to $4.9 million and working capital at May 31, 2000 approximated $1.3 million. The company also reported that its discretionary cash flow for the first six months of fiscal 2000 was $3.235 million. Columbus presently has 3.75 million common shares outstanding, plus employee and director options of 0.6 million.

In connection with the proposed merger, Columbus' proved oil and gas reserves have been updated to June 30, 2000. Estimates by an outside engineering firm show that total proved reserves approximated 21 billion cubic feet (Bcf) equivalent, including 2.4 Bcf equivalent classified as proved undeveloped.

Based on its economic evaluation parameters, Key estimates that as of June 30, 2000, Columbus Energy's total proved reserves approximated 16 Bcf equivalent, of which 98 percent are proved developed. About two-thirds of the proved reserves are natural gas, with the balance consisting of crude oil and condensate. Key also estimates that average daily production during 2001 from the proved reserves should approximate six million cubic feet of gas and 350 barrels of oil.

Pursuant to the terms of the proposed merger, Key and Columbus have granted each other the right to receive a $1 million termination fee, subject to certain conditions. Arthur Andersen LLP Global Energy Corporate Finance Group acted as financial advisor to Columbus and provided a fairness opinion to the Board of Directors of Columbus.

Key Production Company is an independent oil and gas exploration and production company with operations in the United States.

Columbus Energy Corp. is a U.S. independent energy company involved in the exploration, development and production of crude oil and natural gas.

INVESTOR NOTICES

This news release includes "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future, are forward-looking statements. This includes completion of the proposed merger, reserve estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding proved reserves and future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Readers are referred to the documents filed by Key and Columbus with the SEC, specifically the most recent reports on Form 10-K, 8-K, and 10-Q, including amendments thereto, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE ALSO ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. KEY AND COLUMBUS WILL FILE THE PROXY STATEMENT/PROSPECTUS WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY KEY AND COLUMBUS WITH THE SEC AT THE SEC's WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO KEY) MAY ALSO BE OBTAINED FOR FREE FROM KEY BY DIRECTING SUCH REQUESTS TO KEY PRODUCTION COMPANY, 707 SEVENTEENTH STREET, SUITE 3300, DENVER, COLORADO 80202, ATTENTION:
SHARON M. POPE, ASSISTANT CORPORATE SECRETARY; TELEPHONE 303-295-3995. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO COLUMBUS) MAY ALSO BE OBTAINED FOR FREE FROM COLUMBUS BY DIRECTING SUCH REQUEST TO COLUMBUS ENERGY CORP., 1660 LINCOLN STREET, SUITE 2400, DENVER COLORADO 80264; ATTENTION:
MICHAEL M. LOGAN, VICE PRESIDENT AND CORPORATE SECRETARY; TELEPHONE
303-861-5252.

Columbus, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Columbus's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.